FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 27, 2004

_________________________ SR Telecom Inc. ___________________________

(Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

Date: January 27, 2004

* Print the name and title of the signing officer under his signature.	By:	/s/ Pierre St-Arnaud (Signature)* Pierre St-Arnaud

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 davidl_adams@srtelecom.com	Scott Lawrence (Maison Brison) (514) 731-0000 scott@maisonbrison.com

SR Telecom Wins First Orders for New Product SR500-ip selected for expansion project in Southeast Asia with potential value in excess of $100 million over 3 years

MONTREAL, January 27, 2004 -SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today launched its next generation SR500-ip point-to-multipoint fixed wireless access system and announced that it has secured the first orders valued at $4.4 million. The orders come from a major incumbent carrier in Southeast Asia, which will use the SR500-ip for the expansion of its extensive rural telecommunications infrastructure. Upon the successful deployment of the initial systems, the Company expects the expansion program will generate revenues in excess of $100 million over three years. The SR500-ip delivers broadband Internet access and more than twice the voice capacity of the predecessor product within the service provider’s existing radio spectrum. It will allow this service provider’s existing network of more than 150,000 subscriber lines to be doubled using the same number of base stations. Deliveries are scheduled to commence in the second quarter of 2004.

SR500-ip integrates broadband Internet access and carrier-class voice in a cost-efficient network that can be deployed quickly and maintained centrally in rural communities. The new system builds upon the universally recognized strengths of the Company’s SR500 platform, which include field-proven performance, the flexibility to be tailored to specific customer requirements and the robustness to be deployed in the harshest of environments. SR500-ip networks can also integrate existing SR500 outstations, giving carriers the ability to maximize revenue from existing assets while expanding network reach and service depth.

“This is one of the major projects we have been focused on securing,” said Pierre St-Arnaud, SR Telecom’s President and CEO. “It is extremely rewarding that the quality of this new product has been immediately recognized by one of our largest customers. This project requires a new solution that can provide increased capacity, greater effective bandwidth and absolutely reliable performance to succeed, and this is what we are delivering.

“Another key feature of SR500-ip is its backward compatibility with our SR500 product, which will provide us with huge opportunities in our installed customer base for many years to come. With SR500-ip’s capability to double the capacity of a given network, our customer base can now offer the most advanced services to more people in remote areas.

“I am also very proud of the efforts of our R&D team. Throughout our history we have earned a leadership position in the industry by providing products that meet the evolving needs of our customers. With the successful launch of SR500-ip, we are writing the next chapter in that history,” Mr. St-Arnaud concluded.

About SR500-ip
SR500-ip is an integrated wireless solution specifically designed to enable operators to deliver carrier-class voice and broadband Internet services. Setting the industry standard, SR500-ip is the highest capacity point-to-multipoint wireless system available today for operators serving remote areas. Using a hybrid airlink,SR500-ip provides an upgrade path for operators using the SR500, the industry’s most widely deployed and reliable point-to-multipoint wireless system, with over 1 million lines installed in 85 countries worldwide.

SR500-ip operates in the 1.3 to 2.7 GHz, 3.5 GHz and 10.5 GHz frequency bands.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM,SR500-ip and SR500 are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783